SUB-ITEM 102J
Changes in registrants certifying accountant


Nuveen California Dividend Advantage Municipal Fund 2
811-10197

During the current fiscal period, the Board of Trustees of the above-referenced Fund, upon recommendation of the Audit Committee, engaged KPMG LLP ( KPMG ) as the independent registered public accounting firm to the Fund as of August 7, 2014. On August 11,
2014, Ernst & Young LLP ( Ernst & Young ) resigned as the independent registered public accounting firm to the Fund.

Ernst & Youngs report on the Fund for the two most recent fiscal periods ended February 28, 2014 and February 28, 2013, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. For the fiscal periods ended February 28, 2014 and February 28, 2013 for the Fund and for the period March 1, 2014 through August 11, 2014, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Funds financial statements.

The Registrant has requested that Ernst & Young furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as an exhibit hereto.